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                                                                    EXHIBIT 20.1

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                                 PRESS RELEASE                        AVIVA
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For immediate release
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                AVIVA REPORTS ON COLOMBIAN DEVELOPMENT PROGRAM
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DALLAS, TEXAS, SEPTEMBER 26, 1996 . . . .Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas based oil and gas exploration company reported today on its development drilling program in Colombia.

The Company stated that in extended production tests on its Toroyaco #4 development well, the Villeta U sand produced 1,125 barrels of 29 degrees API oil per day and the Villeta T sand produced 1,135 barrels of the same quality oil per day. A commingled production test of both zones has been initiated. The Company plans to perform a hydraulic fracture stimulation procedure on both zones, which is expected to increase the rates obtained on test.

The Toroyaco #4 is the first of four development locations identified by a 3-D seismic survey conducted over the Toroyaco and Linda fields last year.
Following the completion of the Toroyaco #4 well, the drilling rig was moved to the Linda #4 development location, where drilling has already reached 1,500 feet toward an estimated total depth of 9,500 feet.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and onshore and offshore in the United States. Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").


Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464